Exhibit 19.1

ZEO SCIENTIFIX, INC.

INSIDER TRADING POLICY

2025

I. Introduction

The purpose of this Insider Trading Policy (the “Policy”) is to promote compliance with applicable securities laws by Zeo ScientifiX, Inc. and its subsidiaries (“ZEO” or the “Company”) and all directors, officers and employees of the Company, in order to preserve the reputation and integrity of ZEO as well as that of all persons affiliated with ZEO.

II. Applicability

The Policy is applicable to all directors, officers and employees of ZEO. The Policy applies equally to our employees located in and outside the United States.

Questions regarding this policy should be directed to the Company’s Chief Financial Officer.

III. Policy

If a director, officer or any employee of the Company or any agent or advisor of the Company has material, nonpublic information relating to the Company, it is the Company’s policy that neither that person nor any Related Person (as defined below) may buy or sell securities of the Company (the “Company Securities”) or engage in any other action to take advantage of, or pass on to others, that information.

To avoid even the appearance of impropriety, additional restrictions on trading Company Securities apply to directors and members of executive management. See Section VI.

IV. Definitions/Explanations

A. Who is an “Insider?”

Any person who possesses material, nonpublic information is considered an insider as to that information. Insiders include Company directors, officers, employees, independent contractors and those persons in a special relationship with the Company, e.g., its auditors, consultants or attorneys. The definition of insider is transaction specific; that is, an individual is an insider with respect to each material, nonpublic item of which he or she is aware.

B. What is “Material” Information?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the security. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security – debt or equity.

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Some examples of material information include:

●	Unpublished financial results

●	News of a pending or proposed company transaction

●	Significant changes in corporate objectives

●	News of a significant sale of assets

●	Changes in dividend policies

●	Financial liquidity problems

●	Significant agreement with a new or existing customer

The above list is only illustrative; many other types of information may be considered “material,” depending on the circumstances. The materiality of particular information is subject to reassessment on a regular basis.

C. What is “Nonpublic” Information?

Information is “nonpublic” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through such electronic media as Yahoo Finance or other large, printed media. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

In addition, even after a public announcement of material information, a reasonable period of time must elapse in order for the market to react to the information. Generally, one should allow approximately two full trading days following publication as a reasonable waiting period before such information is deemed to be public. Therefore, if an announcement is made before the commencement of trading on a Monday, an employee may trade in Company Securities starting on Wednesday of that week, because two full trading days would have elapsed by then (all of Monday and Tuesday). If the announcement is made on Monday after trading begins, employees may not trade in Company Securities until Thursday. If the announcement is made on Friday after trading begins, employees made not trade in Company Securities until Wednesday of the following week.

D. Who is a “Related Person?”

For purposes of this Policy, a “Related Person” includes your spouse, minor children and anyone else living in your household; partnerships in which you are a general partner; trusts of which you are a trustee; estates of which you are an executor; and other equivalent legal entities that you control. Although a person’s parent or sibling may not be considered a Related Person (unless living in the same household), a parent or sibling may be a “tippee” for securities laws purposes. See Section V.D. below for a discussion on the prohibition on “tipping.”

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V. Guidelines

A. Non-disclosure of Material Nonpublic Information

Material, nonpublic information must not be disclosed to anyone, except the persons within the Company or third-party agents of the Company (such as investment banking advisors or outside legal counsel) whose positions require them to know it, until such information has been publicly released by the Company.

B. Prohibited Trading in Company Securities

No person may place a purchase or sell order or recommend that another person place a purchase or sell order in Company Securities when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. Loans, pledges, gifts, charitable donations and other contributions of Company Securities are also subject to this Policy.

C. Twenty-Twenty Hindsight

If securities transactions ever become the subject of scrutiny, they are likely to be viewed after- the-fact with the benefit of hindsight. As a result, before engaging in any transaction an insider should carefully consider how his or her transaction may be construed in the bright light of hindsight. Again, in the event of any questions or uncertainties about the Policy, please consult the Company’s Chief Financial Officer or someone that he or she has delegated responsibility for advising of the Policy.

D. “Tipping” Information to Others

Insiders may be liable for communicating or tipping material nonpublic information to any third-party (“tippee”), not limited to just Related Persons. Further, insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material, nonpublic information tipped to them and individuals who trade on material, nonpublic information which has been misappropriated.

Tippees inherit an insider’s duties and are liable for trading on material, nonpublic information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material, nonpublic information by receiving overt tips from others or through, among other things, conversations at social, business or other gatherings.

E. Avoid Speculation

Directors, officers and employees, and their Related Persons may not trade in options, warrants, puts and calls or similar instruments on Company Securities or sell Company Securities “short”, including a “sale against the box,” defined as a sale with delayed delivery. In addition, directors, officers and employees, and their Related Persons may not hold Company Securities in margin accounts. Investing in Company Securities provides an opportunity to share in the future growth of the Company. Investment in the Company and sharing in the growth of the Company, however, does not mean short-range speculation based on fluctuations in the market. Such activities may put the personal gain of the director, officer or employee in conflict with the best interests of the Company and its securityholders. Anyone may, of course, in accordance with this Policy and other Company policies, exercise options granted to them by the Company.

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F. Trading in Other Securities

No director, officer or employee may place purchase or sell orders or recommend that another person place a purchase or sell order in the securities of another company if the person learns of material, nonpublic information about the other company in the course of his/her employment with ZEO.

VI. Additional Restrictions and Requirements for Directors, Officers and “Control Groups”

A. Who is part of a “Control Group”

All directors, officers, executives at the Vice President level or higher and all employees reporting directly to the Chief Financial Officer and all Related Persons to this group of people are part of the “Control Group.”

B Black-out period, transactions prohibited and allowed

Period

The Black-out period is the period which starts on the first day of the last calendar month of the fiscal quarter until two full trading days after the release of the Company’s quarterly or annual earnings. In addition to the standard end-of-quarter blackout periods, the Company may, from time to time, impose other blackout periods upon notice to those persons who are affected. Employees not otherwise subject to the blackout periods are encouraged to refrain from trading Company Securities during blackout periods to avoid the appearance of improper trading.

Prohibited transactions

During the Black-out period members of the Control Group may not purchase or sell Company securities, or exercise stock options where all or a portion of the acquired stock is sold during the blackout period.

Allowed transactions

●	Exercise of stock options where no Company Securities are sold in the market to fund the option exercise.

●	Gifts of Company Securities, unless you have reason to believe the recipient intends to sell the shares during the current blackout period.

●	Transfers of Company Securities to or from a trust.

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●	Transactions that comply with SEC Rule 10b5-1 pre-arranged written plans; provided that:

(i)	the Rule 10b5-1 Plan was adopted during a window period and while the person adopting the Rule 10b5-1 Plan was not in possession of material non- public information;

(ii)	the Rule 10b5-1 Plan and all amendments, other than termination amendments, were approved by Chief Financial Officer or Chief Executive Officer, with such approval not to be unreasonably withheld; and

(iii)	a correct and complete copy of the Rule 10b5-1 Plan, including all amendments thereto, has been provided to the Chief Financial Officer or Chief Executive Officer.

For further information about pre-arranged plans, please contact the Chief Financial Officer.

C. Pre-Clearance

Any member of the Control Group (as defined above) must obtain prior clearance from the Company’s Chief Financial Officer, Chief Executive Officer, or their respective designee, before he, she or a Related Person makes any purchases or sales of Company Securities.

Prior clearance is required for all purchases or sales. Each proposed transaction will be evaluated to determine if it raises insider trading concerns. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction or the notice and filing requirements thereof (e.g., Form 4, etc.) which remain the sole responsibility of the individual. Clearance of a transaction is valid only for a 48-hour period. If the transaction order is not placed within that 48-hour period, clearance of the transaction must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

VII. Other

The Board of Directors may, in its discretion, authorize additional exceptions to any restrictions set forth in this policy, upon a determination by the Board of Directors or the Audit Committee, as applicable, that such exception would be consistent with the overarching purpose of this policy to prohibit officers, directors and employees from trading in the public markets in securities of ZEO or its business Partners while in the possession of material, nonpublic information regarding the issuer of such securities.

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VIII. Certification

INSIDER TRADING POLICY CERTIFICATION

To Zeo ScientifiX, Inc.:

I, _________________ (name), have received and read a copy of the foregoing Insider Trading Policy (the “Policy”) adopted by Zeo ScientifiX, Inc. (the “Company”). I hereby agree to comply with the specific requirements of the Policy in all respects during my employment or other service relationship with the Company. I understand that my failure to comply in all respects with the Policy is a basis for termination for cause of my employment or other service relationship with the Company and may result in other civil or criminal penalties.

(Signature)

(Print Name)

(Date)

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